

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 8, 2007

Mr. Zeinal Abedin Mahomed Bava
Chief Financial Officer
Portugal Telecom, SGPS, S.A.
AV. Fontes Pereira de Melo
40-8th Floor
1069-300
Lisbon Codex, Portugal

Re: **Portugal Telecom, SGPS, S.A.**
        Form 20-F for the fiscal year ended December 31, 2005
        Filed April 21, 2006
        File No. 001-13758

Dear Mr. Bava:

    We have reviewed your supplemental response letter dated November 3, 2006 as well as your filing and have the following comments. As noted in our comment letter dated September 21, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Item 18. Financial Statements

Consolidated Statements of Profits and Loss, page F-3

1. We have considered the information you provided to us in response # 2 of our September 21, 2006 comment letter, as well as the proposed expanded disclosure in your notes to the financial statements. For the reasons described below, we continue to have concerns about your statements of profit and loss presentation and the related policy disclosure.

    While we understand the general rationale under IAS 1 for a subtotal within "Income before financial results and taxes", it is unclear to us what subset of operating activities is shown below your subtotal. What is the company's policy for determining the items presented above and below the subtotal, and what are the defining features of those items?

We believe that the stated policy of classifying items that you consider irregular, infrequent or unusual in amount, would not allow an investor to understand why particular items have been shown below the subtotal, nor to understand how management will classify a particular item that arises in the future.

Your response indicates that the items below the subtotal are irregular, infrequent or unusual in amount, and thus have little predictable value. If that is your policy, it is unclear to us how certain of the items meet those conditions. In particular:

     a. Other costs – Based on the description in note 13 on page F-41 of the components included in this line item, tell us why you believe that presenting each individual component below your subtotal facilitate a full understanding of your ongoing operating performance and give users of your financial statements information that is complete as possible regarding your current and future performance. For instance, we note that you include in this line item expenses such as donations that appear to be recurring in nature. Also, we note expenses such as the ones described in note 13(i) and (ii) that appear to be part of your integral operations.

     b. Impairment losses, workforce reduction program costs and Losses on disposal of fixed assets, net – tell us why you believe that presenting these line items below your subtotal facilitate a full understanding of your ongoing operating performance and give users of your financial statements information that is complete as possible regarding your current and future performance.

In future filings, please revise your consolidated statements of profit and loss to give certain line items, which are also subtotals, such as (c) = (a)-(b), (e) = (c) – (d) and (g) = (e) – (f) a name. Refer to paragraph 84 of IAS 1, which states "Additional line items are included on the face of the income statement, and the descriptions used… when this is necessary to explain the elements of financial performance." We believe that users of financial statements are more familiar with the use of a descriptive name to describe a line item than with the use of an equation. Please note that investors should understand the distinction between the name given to the line item (c) = (a) – (b) and the name given to the subtotal (e) = (c) – (d), which may require additional disclosure in the footnotes to the financial statements to better explain how you distinguish these subtotals and determine what types of expenses belong in the subtotal. In determining what these line items should be called, we remind you of the requirements of BC 12 and BC 13 of IAS 1. Supplementally provide us with the descriptive name you intend to use in future filings for the subtotals (c) = (a) – (b) and (e) = (c) – (d), as well as proposed disclosure with respect to why you believe it is appropriate to distinguish between these subtotals.

2. We note that you presented the expenses in your income statement based upon nature under IFRS on page F-3. Please expand your US GAAP reconciliation footnote to provide income statement information to comply with Rule 5-03 of Regulation S-X. Item 17(b) of Form 20-F states that "The financial statements shall disclose an information content substantially similar to financial statements that comply with U.S. generally accepted accounting principles and Regulation S-X." Item 18(b) of Form 20-F states that you must disclose "all other information required by U.S. generally accepted accounting principles and Regulation S-X". Therefore, we believe that this requirement includes compliance with Rule 5-03 of Regulation S-X, which specifies that the income statement should be presented using a functional format. Please revise your presentation in future filings.

Consolidated Statements of Cash Flows, page F-6

2. We note your response to prior comment 3. Tell us in a supplemental format the components of item (a) Relates to receipts and payments considered part of operating activities that are not included in other captions.

Note 3. Summary of Significant Accounting Policies, Judgments, and Estimates

p) Revenue recognition, page F-19

3. We note your response to prior comment 6. Please tell us:

    1. The amounts that you typically charge for connections and your average monthly service revenues for your fixed network lines. Your response should separately address your residential customers and corporate customers.
    2. Whether you charge the connection fee to all new customers, and describe the terms of your contracts with new customers in more detail.
    3. Whether you charge a second connection fee to a customer who initially paid a connection fee, then canceled the contract, only to re-connect a short time thereafter.

<u>Note 28. Investments in Group Companies, page F-52</u>

4. We refer to your prior response to comment 9. Please note that you should include the gain from the sale and dilution of UOL in your income test calculation. Therefore, it appears that you are required to provide separate financial statements of UOL pursuant to Rule 3-09 of Regulation S-X. Please note that the separate financial statements of UOL required to be provided in the Form 20-F should be for the same annual audited periods as required to be filed by the registrant as required by Rules 3-01 and 3-02 of Regulation S-X. However, separate audited financial statements of UOL are only required for the period in which the significant test is met. Other periods presented may be unaudited. Please revise or advise.

*   *   *   *

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Senior Staff Accountant, at (202) 551-3364 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director